FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: March 14, 2013

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 46728, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces fourth quarter results”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: March 14, 2013

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES FOURTH QUARTER RESULTS

HERZLIYA, Israel, March 14, 2013 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the fourth quarter ended December 31, 2012.

Revenues from fixed income real estate totaled $3.4 million for the quarter ended December, 2012, compared to revenues of $3.4 million for the fourth quarter of 2011 and $3.3 million for the third quarter of 2012.

Net Income for the fourth quarter ended December 31, 2012 was $497,000 or $0.13 per basic and diluted share, compared to a net loss of $433,000 or $0.11 per basic and diluted share for the fourth quarter of 2011 and to a net income of $464,000 or $0.12 per basic and diluted for the third quarter of 2012.

Weighted average shares outstanding used in the calculation for the periods were approximately 3.8 million basic and diluted shares.

For the year ended December 31, 2012, revenues totaled $13.7 million, compared with $12.5 million for the year ended December 31, 2011. Net income was $1.6 million or $0.41 per basic and diluted share, compared to a net loss of $239,000 or $0.07 per basic and diluted share for the year ended December 31, 2011.

Weighted average shares outstanding used in the calculation were approximately 3.8 million basic and diluted shares and 3.6 million basic and diluted shares respectively.

As of December 31, 2012, we had cash, cash equivalents, restricted cash and other financial investments, net, of $19.3 million, and shareholders' equity of $66.6 million, compared with $26.2 million, and $64.3 million, respectively, as of September 30, 2012.

During the fourth quarter we invested an amount of approximately $4 million to acquire a 19.66% indirect beneficial interest in the owner of a property located at Two Penn Center Plaza in Philadelphia. In addition, we have acquired a 4% beneficial interest in a portfolio of Texas shopping centers in consideration for $4 million. For further information please see our press releases dated October 12, 2012 and December 19, 2012.

Amir Philips, Chief Executive Officer of Optibase commented on the quarter and years’ results: “We are pleased with our fourth quarter and full year performance. During the quarter we continued executing on our strategy of diversifying and upgrading the quality of our real estate portfolio by completing our investments in Two Penn Center Plaza and in Texas shopping centers. Amir concluded “We are currently evaluating additional investment opportunities which we hope will materialize in the coming months.”

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and Miami, FL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended December 31, 2012

	Year ended		Three months ended
	December 31	December 31	December 31	December 31
	2012	2011	2012	2011
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

Fixed income real estate rent	13,676	12,479	3,449	3,377
Cost and expenses:
Cost of real estate operation	1,966	1,869	502	493
Real estate depreciation and amortization	2,569	2,153	654	601
General and administrative	2,068	3,057	504	598
Total cost and expenses	6,603	7,079	1,660	1,692
Operating income	7,073	5,400	1,789	1,685

Gain on bargain purchase	-	4,412	-	-
Equity share in earnings (losses) of associates, net	(32)	-	(32)	-
Other loss	(100)	-	-	-
Financial expenses, net	(1,243)	(7,481)	(143)	(1,324)
Income before taxes on income	5,698	2,331	1,614	361
Taxes on income	(1,643)	(481)	(401)	(456)

Net income (loss) from continuing operation	4,055	1,850	1,213	(95)
Net income (loss) from discontinued operation	-	(51)	-	(4)

Net income (loss)	4,055	1,799	1,213	(99)

Net income (loss) attributable to non-controlling interests	2,478	2,038	716	334
Net income (loss) attributable to Optibase LTD	1,577	(239)	497	(433)

Net income (loss) per share from continuing operation:
Basic and Diluted	$0.41	$0.07	$0.13	$(0.11)

Net income (loss) per share from discontinuing operation:
Basic and Diluted	$0.00	$(0.00)	$0.00	$(0.00)

Net income (loss) per share:
Basic and Diluted	$0.41	$(0.07)	$0.13	$(0.11)

Number of shares used in computing (*) Earning per share
Basic	3,818	3,642	3,819	3,815
Diluted	3,820	3,642	3,820	3,826

Amounts in thousands

(*) All shares, options, and earnings per share amounts have been retroactively adjusted for all periods presented to reflect the 1:5 reverse stock split approved by the Company’s board of directors and shareholders on July 2, 2012 and August 16, 2012 respectively.

Condensed Consolidated Balance Sheets

	December 31, 2012	December 31, 2011
Assets	Unaudited	Audited
Current Assets:
Cash and cash equivalents	19,142	22,945
Restricted cash	134	131
Trade receivables	148	732
Other accounts receivables and prepaid expenses	217	1,267
Total assets attributed to discontinued operations	980	980
Total current assets	20,621	26,055

Long term deposit	50	45
Investments in companies and associates	7,993	100
Long term investments	8,043	145

Real Estate Property, net	194,826	192,173
Other assets, net	1,392	1,512
Total property equipment and other assets	196,218	193,685

Total assets	224,882	219,885

Liabilities and shareholders' equity
Current Liabilities:
Current maturities of long term loans	2,597	2,529
Accounts payable and accrued expenses	3,476	4,060
Total liabilities attributed to discontinued operations	2,563	2,990
Total current liabilities	8,636	9,579

Long term liabilities:
Deferred tax liabilities	15,262	14,705
Land lease liability, net	7,290	7,175
Other long term liabilities	2,844	3,559
Long term loans, net of current maturities	124,298	123,606
Total long term liabilities	149,694	149,045

Total shareholders’ equity of Optibase Ltd	47,474	45,099
Non-controlling interests	19,078	16,162
Total shareholders' equity	66,552	61,261

Total liabilities and shareholders’ equity	224,882	219,885

Amounts in thousands